

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 2, 2016

Nikhil Raman
Chief Executive Officer
uSell.com, Inc.
171 Madison Avenue, 17th Floor
New York, NY 10016

      Re: uSell.com, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 31, 2016
              File No. 000-50494

Dear Mr. Raman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 1. Business, page 1

Company Evolution, page 2

1. We note that We Sell Cellular purchases its inventory from major wireless carriers and big box retailers. In future filings, please highlight the nature of We Sell Cellular's primary customers in the wholesale industry. For example, indicate whether their primary buyers are also major wireless carriers; whether their customers are located in the United States or abroad; and whether their sales are primarily made over their Internet platform or through direct contact by their sales force.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 24

2. We note footnote (1) to the beneficial ownership table. You disclose the shares
   beneficially owned by Messrs. Brauser, Raman and Brian and Scott Tepfer include all
   shares of common stock subject to a Shareholders Agreement. Therefore, the number of
   shares reported in the beneficial ownership table for each individual should equal the
   total number of shares subject to the Shareholders Agreement.

Note 3 –Acquisition, page F-16

3. We note that in connection with the acquisition of We Sell Cellular, LLC, you issued
   9,358,837 shares of uSell.com common stock to its owners. Please provide us your
   analysis documenting your basis for concluding the company was the accounting acquirer
   when accounting for the acquisition of We Sell Cellular, LLC. Include in your response
   your consideration of the factors found in ASC 805-10-55-12 and 13.

   We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

   You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean
Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments
on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-
Advisor, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications